[Safeway Letterhead]

September 21, 2004

VIA FACSIMILE AND EDGAR

Celeste M. Murphy

Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

RE:	Safeway Inc.

Schedule TO-I filed by Safeway Inc., on September 7, 2004

Schedule TO-C filed on September 2, 2004

Schedule TO-C filed on August 27, 2004

File No. 005-14150

Dear Ms. Murphy:

We are responding to the Staff’s comment letter dated September 15, 2004 on behalf of Safeway Inc. (“Safeway”). A courtesy copy of this letter and the amendment to the Schedule TO (“Amendment”) to be filed in response to the Staff’s comments are being submitted to the Staff via facsimile transmission.

The Staff’s comment is set forth below in bold, followed by Safeway’s response to the comment.

Celeste M. Murphy

Securities and Exchange Commission

September 21, 2004

General

1.	We note that you provided a description of the exchange offer as a proposal in your proxy materials sent to shareholders in connection with the company’s annual meeting. It appears that the disclosure constituted the first public announcement of the exchange offer and you should have filed the relevant portions of the proxy materials under cover of Schedule TO-C in accordance with Rule 13e-4(c)(1).

By a resolution adopted at a meeting of Safeway’s board of directors on August 17, 2004, Safeway’s board formally approved the commencement of the exchange offer after receiving stockholder approval for the offer at Safeway’s annual meeting of stockholders. We filed Safeway’s definitive proxy statement containing a description of the exchange offer as a proposal on Schedule TO-C on August 27, 2004, the date that Safeway first announced to its employees and the public that it had determined to proceed with commencement of the stock option exchange program. We supplementally confirm that we will comply with Rule 13e-4(c)(1), including the requirement that we file all written communications made by Safeway relating to its tender offer, as soon as practicable on the date of the communication.

Schedule TO-I

Summary Term Sheet; Frequently Asked Questions

Question 12. What happens to eligible options that I choose not to exchange or that you do not accept for exchange?

2.	Describe under what circumstances you would not accept options for exchange.

In response to the Staff’s comment, we have revised the response to Question 12 in the section “Frequently Asked Questions” to include a description of the circumstances under which Safeway would not accept options for exchange.

Question 29. What if my employment with Safeway or any of its subsidiaries is terminated after the replacement options are granted?

3.	Please include a statement to explain, if true, that after the expiration date, vested options tendered during the offer period are canceled and will not be returned to the option holder after the holder tenders such options. Further, describe what happens to vested options tendered for exchange before the expiration date by someone who ceases employment. May such tender be withdrawn?

In response to the Staff’s first comment, we have revised the response to Question 29 in the section “Frequently Asked Questions” to include a statement to the effect that after the expiration date, vested options tendered during the offer period are cancelled and will not be returned to the option holder after the holder tenders such options.

In response to the Staff’s second comment, we have further revised the response to Question 29 in the section “Frequently Asked Questions” to include statements regarding the status of vested options tendered for exchange before the expiration date by someone who ceases employment. We supplementally advise the Staff that an employee is only eligible to exchange his/her eligible options in the offer to exchange if he/she remains an employee of Safeway or one of its subsidiaries through the expiration date of the offer, as described in the response to Question 6 of the Frequently Asked Questions

Celeste M. Murphy

Securities and Exchange Commission

September 21, 2004

section. Accordingly, if an employee ceases employment with Safeway or a subsidiary before the expiration date, Safeway would not accept the surrendered options for exchange, the surrendered options would be returned to the employee who would then generally have three months from the termination of his/her employment to exercise his/her vested options, subject to and upon the terms and conditions in the 1999 Amended and Restated Equity Participation Plan of Safeway.

Question 31. What happens if Safeway is subject to a change in control BEFORE the replacement options are granted?

4.	Your discussion of this matter should be balanced. Because you describe possible scenarios in case of change of control, including the termination of the exchange offer, and receipt of options to purchase shares of a different issuer, etc., you should also include possible scenarios for those holding options untendered. For example, what happens to these options? Presumably, a likely scenario would include current Safeway optionholders receiving options to purchase shares of a different issuer following a change of control. Further, we note that you include another example, where termination of the right to receive replacement options after surrender of options might not include receipt of options to purchase securities of the acquirer or any other consideration of the surrendered options. Please state clearly that in such case, you may not return surrendered options and that such optionholders would be left with no options and no other consideration, if true.

In response to the Staff’s comment, we have revised the response to Question 31 in the section “Frequently Asked Questions” to describe possible scenarios for option holders holding untendered options in the event of a change of control and to clarify that optionholders may be left with no options and no other consideration if, in the event of a change of control, we terminate the right to receive replacement options.

This Offer

Eligibility

5.	We note that the executives listed are not eligible to participate in the exchange program. Advise us, in a supplemental analysis, why such individuals are precluded from participation in the exchange program.

Our offer contemplates the exchange of certain employee stock options with exercise prices that are well above our current trading price for new options with an exercise price to be set at a trading price six months and a day from the expiration of the Offer to Exchange. The purpose of the offer is to provide employees with an opportunity to effectively reprice their options at a lower exercise price, providing employees with the compensatory incentives intended at the time of the issuance of their stock options.

As a result of the overall market decline over the past several years, a major component of our employees’ total compensation has been significantly weakened. Many of our employees who hold underwater stock options also have received minimal or no bonuses for the past couple of years as a result of the market downturn. For other employees, stock options represent the only form of compensation

Celeste M. Murphy

Securities and Exchange Commission

September 21, 2004

they receive other than their base pay. Many employees perceive that their options are of very limited or no value, which means that a substantial portion of our stock options may no longer be effective as incentives to motivate and retain employees.

We do not believe those same justifications apply for our executive officers. In addition to stock options, we use other forms of compensation to retain and motivate our executive officers to improve Company performance. For example, certain of our executive officers are eligible to receive annual bonuses tied to the performance of the Company under our Capital Bonus Plan. Our executive officers also are eligible for and periodically receive restricted stock grants, and the restrictions typically lapse in annual increments over four years if the executive remains employed by the Company on the applicable lapse date. New executives may receive hiring bonuses and/or relocation expense payments. Also, executives’ base salaries obviously are higher than those of line employees.

The Company views this option exchange as a way of rewarding the hard work of dedicated employees who receive few, if any, other perquisites.

We believe that we are exempt from the “all holders rule” that would require us to offer the same compensation to all security holders of the class of securities subject to the tender offer, because we satisfy the provisions of the Exemptive Order for issuer exchange offers that are conducted for compensatory purposes (issued by the Division of Corporation Finance on March 21, 2001). We also believe that limiting the offer to non-executives is consistent with the stated policy of the Exemptive Order to allow us maximum flexibility in crafting our compensation practices and policies.

6.	Please name the independent third party compensation consultant with whom you consulted in developing a valuation methodology for the exchange formula. Please make conforming changes to the entirety of your filing.

Safeway consulted Watson Wyatt Worldwide, an independent third party compensation consultant, to assist it in developing a valuation methodology for the exchange formula. In response to the Staff’s comment, we have made conforming changes to the Schedule TO and the Supplement to the Offer to Exchange Outstanding Options to name Watson Wyatt Worldwide as its independent third party compensation consultant.

Procedures for Electing to Exchange Options

7.	We understand that you will not grant new options to participating option holders until at least six months and one day after the date you cancel the old options. Please advise us of the reasons why you believe that this delayed grant satisfies the prompt payment requirement under Rules 13e-4(f)(5) and 14e-1(c). In you response, explain whether option holders will promptly receive any agreements or other documents that evidence their right to this stock option grant, such as the final election confirmation statement, and whether your obligation will be enforceable under applicable state law.

We supplementally respond that we believe we satisfy the prompt payment requirements of Rules 134-4(f)(5) and 14e-1(c). All tendering option holders whose surrendered options are accepted for exchange by Safeway will receive a confirmation notice promptly following the expiration of the offer

Celeste M. Murphy

Securities and Exchange Commission

September 21, 2004

confirming that the surrendered options have been accepted for exchange and cancelled. This confirmation notice also will confirm each option holder’s right to receive his or her replacement grant(s). We have revised the confirmation notice, filed as Exhibit (a)(1)(viii) to our Schedule TO, to clarify the above. We also provide disclosure in the Offer to Exchange dated September 7, 2004 in Section 3 under “Our Acceptance Constitutes an Agreement” to the effect that our acceptance of the surrendered options constitutes a binding agreement. We supplementally confirm that our obligation to issue the replacement options upon the terms and conditions of the offer is enforceable under applicable state laws.

Information Concerning Safeway

8.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders, even when you incorporate be reference. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

We have prepared a Supplement to the Offer to Exchange Outstanding Options, dated September 21, 2004 (the “Supplement”), a copy of which has been filed as Exhibit (a)(1)(xv) to our amended Schedule TO-I/A. As requested, the Supplement includes the summary financial information described in Item 1010(c) of Regulation M-A. We intend to disseminate the Supplement to all of our eligible employees and eligible officers via mail delivery. We also intend to post the Supplement on Safeway’s stock option exchange website at www.safewayexchange.com. We hereby supplementally inform the Staff that at least five business days will remain of the offer at the time these new materials are disseminated.

9.	You disclose that the replacement options will be non-qualified stock options. Please advise whether any option holders eligible to participate in the offer currently hold incentive stock options. If so, expand this section to explain the consequences of the fact that the new options will be non-qualified, as opposed to incentive, stock options. Additionally, revise to discuss the tax consequences of the exchange offer to non-tendering option holders who currently hold incentive stock options, if any.

We supplementally confirm that no option holders eligible to participate in the offer hold incentive stock options. As a result, we believe that no additional disclosure is required to be made in the Schedule TO in response to the Staff’s comment.

Miscellaneous

10.	We reference your statement that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Celeste M. Murphy

Securities and Exchange Commission

September 21, 2004

In response to the Staff’s comment, we have revised Section 17 of the Schedule TO to delete the sentence indicating that Safeway undertakes no obligation to update or revise any forward-looking statements.

Closing Information

We also hereby acknowledge the following:

•	Safeway is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Safeway may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to Kimberly L. Wilkinson of Latham & Watkins LLP at (415) 395-8087 or Scott R. Haber of Latham & Watkins LLP at (415) 395-8137.

Sincerely,

/s/ Robert A. Gordon

Robert A. Gordon

Senior Vice President and General Counsel

cc:	Linda Sayler, Esq.

Scott R. Haber, Esq. (Latham & Watkins LLP)

Kimberly L. Wilkinson, Esq. (Latham & Watkins LLP)